

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Edmond Coletta
President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland , VT 05701

> **Re: Casella Waste Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **File No. 000-23211**

Dear Mr. Coletta:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. Please discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Refer to Item 303(a) of Regulation S-K.

Inflation, page 47

2. Revise your disclosure to explain in further detail how your fuel surcharge program is designed and quantify the fuel costs the Company has been able to recover above the floor you reference. Revise your disclosure to describe any known trends or uncertainties that are reasonably likely to have a material impact on your future revenues or operations as a result of inflation. Refer to Item 303 of Regulation S-K.

Edmond Coletta
Casella Waste Systems, Inc.
September 1, 2022
Page 2

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Sondra Snyder, Senior Staff Accountant at (202) 551-3332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation